Exhibit 99.1

November 3, 2006

Mr. Ed Kopko
Mr. Thomas F. Comeau
Mr. Walter O. LeCroy
Mr. Frank H. Murray
Hugh G. McBreen, Esq.
Mr. Louis F. Petrossi
Mr. Wesley B. Tyler
Mr. Ronald Uyematsu
Butler International, Inc.
110 Summit Avenue
Montvale, NJ  07645

Gentlemen:

As you know, we are a large institutional investor and significant shareholder of Butler International, Inc. (the “Company” or “Butler”).  For some time, we have attempted to cooperate with the Company in addressing certain issues regarding its financial condition and corporate governance.  Recent events lead us to believe Company management may be less interested in pursuing a path to economic stability and sound corporate governance and more interested in pursuing an agenda serving primarily to entrench management and perpetuate a corporate environment infected by cronyism and self-interest.  We are addressing this letter to the Board of Directors to ensure that the Board is fully aware of our position and the actions and posture management has elected to adopt.

Butler’s Pervasive Problems

During the past decade we have seen Butler’s stock trade as high as $18.16.  This fall, the stock hit a price of $1.45.  What are the reasons for this?  We would suggest the following:

1.     Butler’s Balance Sheet and its Attempts to Improve it

By any reasonable standard, the Company has been overleveraged for years.  Since December 2005, Butler has been in default on its obligations to General Electric Credit Corporation (“GECC”).  We understand the Company’s total obligations to GECC are well above $60 million.  Even with continued short-term reprieves from GECC, such as the extension reported in today’s Form 8-K filing, the Company continues to suffer from significant cash flow problems which have negatively impacted its day-to-day operations.  Among other things, these financial issues have prevented the Company from filing audited financial statements with the SEC since the second quarter of 2005.  More importantly, these financial issues have hobbled the Company, distracting management from focusing on its core businesses and impeding its ability to maximize opportunities in the marketplace.

In recent months the Company negotiated and signed a deal with Levine, Leichtman Capital Partners (“LLCP”) providing for a substantial amount of term debt with a

15% interest rate.  Second lien debt for many companies in bankruptcy has significantly lower yields than this 15% rate.  Is it any wonder investors are concerned about Butler’s financial health, and indeed its solvency?  Interest charges alone for this proposed transaction would have consumed nearly 80% of the Company’s operating income for 2004 (the last year for which we have financials).  What would have been left for the stockholders?  For that matter, what would be left to amortize the debt burden which, by Mr. Kopko’s admission, represented much more debt than he ever asked for or wanted to assume.  Fortunately for Butler’s shareholders, LLCP refused to close the senior portion of this onerous transaction.

2.     Corporate Governance Issues

We will not go into the litany of governance issues that have dogged Butler for years except to say the following.  While Butler has improved its governance since we sued the Company in 2003, it was, prior to our lawsuit, one of the worst situations of this kind we have ever encountered.  You may recall, for example, that the requirements for directors were so unrealistic and misguided that, were they in place today, it is conceivable neither Paul Volcker nor Jack Welch would qualify to serve on the Butler Board.  What sort of message does this send to shareholders?

Now the Company is being sued again over its governance—this time in a class action lawsuit filed in Maryland.  As before, it is being sued by highly respected investors who, heretofore, have never sued anybody for financial or governance transgressions.  The plaintiffs in this matter, along with other disgruntled shareholders filing adversarial 13D’s with the SEC, represent by our calculations approximately 30% of Butler’s common stock and 40% of the non-insider voting power.  In addition, a newly formed Special Committee of Company shareholders has asked the Enforcement Division of the SEC to investigate certain governance issues at Butler as outlined in the Committee’s press release dated July 10, 2006.

We strongly encourage the Board to continue the investigation initiated during our lawsuit which, strangely, never saw the light of day.  Serious questions have been raised that are undoubtedly negatively impacting the Company’s stock.  These allegations must be investigated by an independent party and refuted or corrected, as the case may be.

3.     Butler’s Lack of Financial Statements

Butler has not filed its audited financial statements with the SEC since 2004.  We have some sympathy with Butler’s management in this regard since some of the problem seems to lie with its independent accountants.  Can one doubt, however, that the accountants might hasten their efforts if the Company had a solid balance sheet and was not being sued by its own shareholders?

Our Proposed Solution

For some time we have attempted to work with Butler on a comprehensive financing plan to assist the Company with all of the above issues.  Among other things, this plan would have accomplished the following:

1.              Refinance Butler

We offered to provide Butler an equity investment of up to $26 million in five-year preferred stock and warrants, removing the risk of insolvency should company-specific and/or macroeconomic conditions become adverse.  In addition, it would have provided capital for growth and freed up management’s time to pursue it.  We would venture to guess that the Company’s long-suffering shareholders would have favorably received our heightened commitment to the Company.  We also hoped it would have lifted the morale of Butler’s employees.

        2.   Enhance Butler’s Board of Directors

We have proposed to Mr. Kopko a number of exceptionally qualified directors who we believe would strengthen Butler’s Board and help defuse the concerns of investors with respect to governance.

3.              Settle the Lawsuits and Disputes

On August 23, 2006, disgruntled shareholders filed a class action lawsuit in Maryland state court against the Company and its directors (the “Maryland Action”).  Plaintiffs to the Maryland Action seek relief for alleged breaches of fiduciary duty arising from self-interested, “onerous” transactions intended to entrench current management and disenfranchise and dilute the Company’s shareholders.  We understand the Company has yet to file an answer in this litigation.  We have reached out to the various parties in an attempt to settle the governance issues and were hopeful of success in this regard.

In addition to the Maryland class action, we also have an ongoing dispute concerning a settlement agreement we entered into with the Company on May 5, 2004.  In this settlement agreement the Company agreed, among other things, to cooperate with us in order to enhance shareholder value, as well as to increase the size of the Company’s Board.  The Company failed to meet either of these obligations.  In a letter dated July 31, 2006, we advised the Company it had breached the settlement agreement.  Thus far, we have refrained from initiating legal action for breach of the settlement agreement and would have agreed to waive these breaches in the context of an overall agreement.

Dilution and Self Dealing

We spent the past several weeks negotiating in good faith with the Company in the expectation of consummating this proposed transaction.  Despite repeated indications that all material financial points had been resolved, Mr. Kopko continued to prolong discussions and defer closing while quibbling over issues concerning voting rights and Board seats.  These issues have nothing to do with ensuring the financial stability of the Company and everything to do with retaining Mr. Kopko’s exercise of virtually unfettered discretion over corporate actions.  During this time, we understand Mr. Kopko also solicited other potential sources of financing, including such dubious prospects as principals of a Russian gaming company, in the hope of avoiding any limitations on his relatively unbridled and corrosive control of the Company.

Sadly for the Butler shareholders, Mr. Kopko effectively terminated our talks on Tuesday, October 31, 2006.  Although we were in no way seeking control of Butler and had offered to provide the Company with $26 million in new equity, Mr. Kopko told us it was too much to ask for three new directors to be appointed to the Board.  The nominees we had proposed were world class candidates with extensive Board experience.  Two of the candidates were also totally independent of us—we had no contact with them other than an introductory phone call and a copy of their resume.

Mr. Kopko also told us our proposal was too dilutive.  In fact, as we explained when I addressed the Board, our proposal would have minimal dilution except under extremely favorable circumstances.  Under adverse circumstances, our proposal would have been anti-dilutive.  This in our view was a small price to pay for financial stability and the removal of the bankruptcy discount that we believe afflicts Butler’s shares.

We find Mr. Kopko’s view on dilution both abstruse and disingenuous to say the least.  By our reckoning, the Knott financing would have resulted in dilution of 1.5% if EBITDA increased 20%.  Yet in 2003, when the Company apparently was unable to pay Mr. Kopko a $510,000 bonus, he was awarded $1,137,804 worth of Butler stock (1,073,000 shares).  These shares represented over 10% of Butler’s then outstanding stock.  Incidentally, these shares were issued at a time when the Company was preparing to announce that it had turned its first quarterly profit in nearly three years.  When this news was released 24 days later, the stock shot up 66% in one day.  In short, Mr. Kopko’s $510,000 claim was converted into $1,880,000 of Company stock, clearly diluting shareholder value.

This incident becomes even more enlightening when one understands Mr. Kopko’s history of personal borrowing from the Company.  For some years Mr. Kopko and his cronies have personally borrowed from Butler at favorable interest rates.  According to Butler’s most recent 10-K for fiscal year 2004, Mr. Kopko owed the Company $2,439,000 in personal loans, of which $822,000 were interest free.  Despite this debt, however, Mr. Kopko failed to resolve this bonus issue by simply having Butler forgive $510,000 of his outstanding loan balance.  Had he done so, Mr. Kopko would have received his compensation and Butler would not have lost any income since the loan to Mr. Kopko was, in essence, a non-revenue producing asset.

Further eroding what little credibility Mr. Kopko has left regarding the subject of dilution is the aborted deal with LLCP.  As recounted in the recent Maryland class action lawsuit, Mr. Kopko allegedly entered into a 45-day bridge loan with LLCP for $2.5 million with a stated interest rate of 15%.  In conjunction with this bridge loan, warrants to purchase 1,041,254 shares of Butler were granted to LLCP.  Adjusting for the value of the warrants, the effective annual rate of interest on this loan went to 190%.  Apparently, this little lagniappe did not provoke much concern for Mr. Kopko, although it will increase Butler’s share count by 8.1%.  We find it extremely suspicious, though not surprising, that a change in control provision was inserted in the subsequent securities purchase agreement between the Company and LLCP that appears to us to have been designed by, and solely for the benefit of, Mr. Kopko.

Finally, since the early 1990’s Mr. Kopko, along with his cronies, has owned a rather odd convertible preferred issue, the Series B preferred.  This is a so-called PIK preferred, where the dividend may be paid, at the shareholders option, either in cash or by issuing more of the same security—i.e. the Series B preferred.  Each share of Series B preferred converts to approximately one-third of a share of common stock solely at the holder’s discretion.  However, until such conversion, each share of Series B preferred carries one full vote, just like each share of common stock.

On numerous occasions over the years, Mr. Kopko and the other Series B preferred holders could have elected to receive their Series B preferred dividends in cash, which would have had no dilutive effect.  Instead, however, Kopko and his cronies opted to receive more Series B preferred.  By doing so, they have caused significant dilution to Butler’s shareholders, in terms of both economic value and voting power.

This sorry history of dilutive transactions, sweetheart insider loans and more generalized self-dealing raises issues regarding the responsibility and credibility of both the management and Board of this Company.  It appears little has been done during Mr. Kopko’s tenure to restrain him from placing his own interests above the interests of the Company and its shareholders.  We had hoped a more independent and balanced board would help prevent such abuses in the future.  Not surprisingly, in rejecting our financing proposal, Mr. Kopko proved unwilling to accept such enhanced oversight.

Today’s 8-K Filing and Summary

In terminating our negotiations, Mr. Kopko advised us that Butler is now no longer seeking financing of the magnitude we have discussed.  Instead, as evidenced by today’s Form 8-K filing, Mr. Kopko seeks approximately $15 million of preferred stock financing with warrants for 6 million shares of common stock.  Stated clearly, Mr. Kopko appears to be willing to give up 22% more dilution for 46% less equity when compared to the Knott proposal.  Given the outstanding payment obligations to GECC and the terms of today’s published amendment, a $15 million infusion will not provide Butler adequate financial resources.  As set forth in the GECC extension agreement, only $2 million of the proposed issuance will be available to the Company.  Furthermore, any net proceeds from the sale of the Montvale property will also be used to repay GECC obligations.  Even if the Company does secure this reduced financing, an amount that is in all respects inadequate, such financing will provide no more than a short-term band-aid for the Company’s financial woes.  The incremental cost of the GECC extension is a $300,000 accommodation fee and an additional 15,000 shares per month of dilution for the common shareholder.  Quite simply, the math does not work.  We believe only a broader financing plan will provide the Company with the wherewithal it needs to compete successfully over the long term.

                In summary, we stand ready, as we have for over six months, to help refinance Butler and provide it with additional world class directors and whatever advice you may deem useful.  We hold a number of the present directors in high regard and believe Butler potentially has a fine future if it can resolve the above-mentioned issues and give comfort to investors that in the future management will put their stockholder’s interests above the selfish interests of certain insiders.  It has been our experience that whenever Butler’s CEO has a choice between doing what’s right for the shareholders and doing what is best for him, he invariably chooses the latter.  This must end if the Company is ever to be respected by investors.

If the financial and governance issues facing Butler are addressed in a timely manner, we believe the Company has ample opportunity to succeed.  If, however, the Board and management fail to take appropriate actions to address these issues, we will take all necessary steps to remedy this condition ourselves by exercising our rights as shareholders.  We remind the Board of its fiduciary obligations to the Company and its shareholders.

Please feel free to contact me to discuss these matters further.

Respectfully yours,

/s/ David Knott

David Knott